Exhibit 99.2

Yirendai Announces Business Realignment with CreditEase

BEIJING, March 25, 2019-Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, announced today that it has entered into definitive agreements relating to a business realignment with CreditEase Holdings (Cayman) Limited, or CreditEase, the controlling shareholder of the Company, to better serve its investors and borrowers. Pursuant to the definitive agreements, Yirendai will assume certain business operations, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending, and other related services or businesses (the “Target Businesses”) from CreditEase and its affiliates, for a total consideration of 106,917,947 newly issued ordinary shares of Yirendai and RMB889 million cash, as may be adjusted in accordance with the pre-agreed mechanism, at the transaction closing. Ning Tang, the executive chairman of Yirendai, who is also the founder, chairman and CEO of CreditEase, will assume the Chief Executive Officer role of Yirendai upon the closing of the transactions. CreditEase has also agreed not to compete with the Company and to provide business consulting and other support and license certain intellectual properties to the Company.

The transactions contemplated under the definitive agreements are subject to certain closing conditions. It is expected that the Target Businesses will be consolidated into Yirendai’s consolidated financial statements prior to the closing of the transactions once controls are transferred to Yirendai.

The Company’s Board of Directors, acting upon the unanimous recommendation of its Audit Committee consisting of independent and disinterested directors, approved the definitive agreements and the transactions contemplated thereunder. The Audit Committee reviewed and considered the terms of the definitive agreements and the transactions with the assistance of its financial and legal advisors.

It is estimated that the unaudited total net revenues of the Target Businesses under U.S. GAAP were RMB6.6 billion (US$962.3 million) in 2018. The online wealth management business had RMB8.6 billion of total assets under management (“AUM”) as of December 31, 2018 and an active investor base of approximately 230 thousand in 2018. As of December 31, 2018, the lending businesses had facilitated more than RMB200 billion of loans to approximately 2.2 million borrowers since inception. In 2018, the lending businesses referred RMB15.9 billion of loans to Yirendai and facilitated RMB23.2 billion of loans on its own platform.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.yirendai.com.

For investor and media inquiries, please contact:
Yirendai
Hui (Matthew) Li/Lydia Yu
Investor Relations
Email: ir@yirendai.com